SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for Annual Shareholder Meeting

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by MediWound Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming 2024 annual general meeting of shareholders, which is scheduled to be held on July 9, 2024:

1.	Notice of 2024 Annual General Meeting, and Proxy Statement, each dated May 29, 2024, annexed as Exhibit 99.1 hereto.
2.	Proxy Card for shareholders of record as of May 29, 2024, annexed as Exhibit 99.2 hereto.

The content of this report on Form 6-K (including the information contained in Exhibits 99.1 and 99.2), is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit 99.1	Description Notice of Annual General Meeting and Proxy Statement, dated May 29, 2024, in connection with the Annual General Meeting of Shareholders of the Company scheduled to be held on July 9, 2024.

99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held on July 9, 2024.